126 East King Street Lancaster, PA 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: 717-399-1506 E-mail: kdecker@barley.com

February 6, 2018

Via EDGAR

Jennifer Gowetski

Senior Counsel of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

450th Street, N.W.

Washington, D.C. 20549-1004

Re:	Noble Advisors, LLC
Offering Statement on Form 1-A
Filed December 15, 2017
File No. 024-10776

Dear Ms. Gowetski:

This letter responds to a comment letter from the Securities and Exchange Commission, dated January 11, 2018, regarding the above referenced offering.

In summary, in its comment letter, the Commission has asked whether the Issuer intends to rely on Rule 251(d)(3)(i)(F) to offer the securities which are the subject of the Offering Statement on a delayed or continuous basis and, if so, why this offering should be considered a continuous offering in light of certain factors raised in the letter.

The issuer does intend to rely on Rule 251(d)(3)(i)(F) to offer the securities. Rule 251(d)(3)(i)(F) requires that the Issuer commence the offering of the notes within two calendar days after the qualification date, offer the notes on a continuous basis, and anticipate that the notes will be offered and sold within two years from the initial qualification date. Based on subsequent conversations we have had with the Commission to clarify the position of the Commission, we understand that the Commission views the offering as being made on a delayed basis, rather than on a continuous basis, because the interest rate at which new notes will be offered by the issuer each quarter is set without use of a formula. We further understand that the Commission believes the resetting of interest rates in this manner results in a “new” offering of securities every time the interest rate being offered is changed; thus, it appears that the view of the Commission is that an investor will not have all the information necessary to make an investment decision at the time of qualification. As a result, a post-effective amendment (and Commission review) would be required in order to change the interest rate in the manner proposed by the issuer.

Barley Snyder

Lancaster  ●  York  ●  Reading  ●  Hanover  ●   Malvern  ●  Hunt Valley  ●  Harrisburg

February 6, 2018

From the outset, we do not believe that the proposed offering should be characterized as an “at the market” offering. Rule 251(d)(3)(ii) defines an “at the market offering” solely with respect to equity securities sold into an existing market, and would not seem to be applicable to debt securities or securities that do not have an existing market:

At the market offerings, by or on behalf of the issuer or otherwise, are not permitted under this Regulation A. As used in this paragraph (d)(3)(ii), the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” (emphasis added)

Thus, we believe it would not be appropriate to characterize (or view) the offering as being made “at the market”. Further to that point, we note that the price of the notes actually does not change, but remains constant throughout the offering; all notes are offered at face value. Therefore, the price of the notes never changes. It is only the rate of return that will be offered on the notes that is subject to change.

We would respectfully suggest that the source used to establish an interest rate at a future date would not impact whether, at the time of qualification, an investor does or does not have “all information necessary to make an investment decision”. Every interest rate that is to be set at a future date, regardless of source, is equally unknown. We cannot say, today, what LIBOR, any bank’s prime rate, or any other third party established rate will be at any point in the future. We believe it is fair to say that any of those rates are set in the exercise of discretion and in light of trending market forces. Thus, we are not able to see a meaningful difference between an interest rate that is established by discretionary third party action in light of market forces and an interest rate that is established in the discretion of the issuer. In both cases, whether the rate set actually achieves an acceptance in the “market” is a matter of buyer discretion as to whether the rate is or is not attractive at the time in light of then current market conditions. Thus, it appears to us that the issuer’s setting of interest rates quarterly provides identical assurance, compared to a formula approach based on a rate set by a third party, in terms of whether an investor will have all information necessary to make an investment decision on the date of qualification of the offering.

We would also like to point out that the rate of return on a note is the only element of the note that will not be known at the date of qualification for future calendar quarters (it will be known for the current calendar quarter). As mentioned above, the price of a note is static – it is the face amount of the note. It is only the offered return on the investment that changes and is meant to be changed to match then current market conditions. As of the date of qualification, an investor will not know what future “market” rates are – and thus, one could argue an investor can never have sufficient information, as of the date of qualification, to evaluate whether the rate offered at such time will compare favorably to future market rates.

Finally, we do think it is important to note that all note maturities have identical rights, purchase price, preferences, events of default, enforcement mechanisms, subordination status and security rights, as described in the Offering Statement. Furthermore, Section 6 of the Subscription

February 6, 2018

Agreement, included as Annex D to the Offering Circular, makes each note sold in the offering pari passu with all other notes sold in the offering with respect to enforcement and collection actions. As a result, we believe the notes are substantially identical in all legal terms, all of which are set and will be known at the time of qualification.

For the reasons stated above, we believe that an offering where interest rates are set by the issuer should be treated the same ways as an offering where interest rates are set by reference to a third party’s rate. Thus, we would request the commission treat this offering as a continuous offering.

However, in the event that the Commission is not persuaded by the points we have raised above, the Issuer would seek to have the offering treated as a continuous offering on the basis of setting limits on the permitted variation in the issuer established interest rates by setting limits on (i) quarter over quarter rate changes for each note maturity; and (ii) total rate changes for each note maturity over the duration of the Offering. Specifically, the Issuer would propose to limit quarter over quarter interest rate changes (either positive or negative) to .5% for each maturity offered, and would also propose to limit the total interest rate changes of each note maturity, over the life of the offering, to +/- 2% from the initial rate offered at the time of qualification. As a result of the foregoing changes, and incorporating the reasons already provided in the earlier discussion above, we believe it is even more difficult to characterized the notes, when rates are set in such a fashion, as being offered on a delayed instead of on a continuous basis, and would ask that the Commission treat the offering as being made on a continuous instead of a delayed basis.

Whether or not the Commission agrees to treat the offering as being made on a continuous basis, the Issuer would like to proceed with the qualification of its offering. We believe further conversations with the Commission regarding the treatment of this offering as a delayed or continuous offering can continue and be finalized during the same period of time that the offering circular comment process is undertaken, as the impact of the results of those conversations would appear to be how post-qualification changes to the offered interest rates are to be effected.

Jeffrey Souderstedt of the Pennsylvania Department of Banking and Securities has informed us that this offering has been correctly filed with the Commonwealth of Pennsylvania for Registration by Qualification under Section 206 of the Pennsylvania Securities Act of 1972. We have received comments from the state securities agencies participating in the coordinated review of this offering by letter dated January 26, 2018. Please let us know if you would like a copy of the comment letter.

There is no participant in this offering that is required to clear its compensation arrangements with FINRA.

February 6, 2018

If you have any questions, please feel free to contact the undersigned.

Respectfully,

/S/ KIMBERLY J. DECKER

Kimberly J. Decker

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